Alcan Inc.

Notice of Annual Meeting

of Shareholders

22 April 2004

Proxy Circular

Dear Shareholder:

You are cordially invited to attend the 102nd Annual Meeting of Shareholders of Alcan Inc., which will take place on Thursday, 22 April 2004, in the Auditorium of the Centre Mont-Royal, 2200 Mansfield Street, Montreal, Quebec, Canada at 10:00 a.m.

At the Meeting, the Shareholders will be asked to consider the matters set out in the enclosed Notice of Annual Meeting.

Your vote is important. Please complete, sign and date the form of proxy and return it in the enclosed envelope, whether or not you plan to attend the Meeting. Returning the proxy will not limit your right to vote in person if you attend the Meeting.

The Meeting will be webcast on Alcan's web site (www.alcan.com)

If you have any questions regarding the matters to be dealt with at the Meeting or require additional copies of this material, please call Alcan's transfer agent, CIBC Mellon Trust Company, at

1-800-387-0825 (toll free) or collect at 416-643-5500.

Yours sincerely,

L. Yves Fortier

Chairman of the Board of Alcan Inc.

3 March 2004

Proxy Circular 2004	(i)	Alcan Inc.

What's Inside:

1	Notice of Annual Meeting of Shareholders of Alcan Inc.

2	Proxy Circular

2	Definitions

3	Questions & Answers on Voting and Proxies

6	Business to be Transacted at the Meeting

7	Nominees for Election as Directors

9	Corporate Governance Practices

15	Report of the Audit Committee

16	Auditors

17	Performance Graph

18	Report on Executive Compensation

22	Executive Officers' Compensation

28	Employment Agreements

28	Directors' Compensation

29	Indebtedness of Directors and Officers

30	Directors' and Officers' Liability Insurance

30	Approval of the Board of Directors

La version française du présent document ainsi que la formule de procuration qui l'accompagne seront envoyées aux actionnaires sur demande. Veuillez communiquer avec la Compagnie Trust CIBC Mellon, en appelant au 1 800-387-0825 (sans frais) ou à frais virés au (416) 643-5500.

Proxy Circular 2004	(ii)	Alcan Inc.

Notice of Annual Meeting of Shareholders of Alcan Inc.

The 102nd Annual Meeting of the holders of the Common Shares of Alcan Inc. will be held on Thursday, 22 April 2004 at 10:00 a.m. in the Auditorium of the Centre Mont-Royal, 2200 Mansfield Street, Montreal, Quebec, Canada, for the following purposes:

  receiving the financial statements and the Auditors' Report for the year ended 31 December 2003,

  electing Directors, and

  appointing Auditors and authorizing the Directors to fix their remuneration.

Shareholders who cannot attend the Annual Meeting may submit their proxies in accordance with the procedures set out in the attached Proxy Circular.

By order of the Board of Directors,

Roy Millington

Corporate Secretary

Montreal, Canada

3 March 2004

Proxy Circular 2004	1	Alcan Inc.

Proxy Circular

(As of 3 March 2004, except as otherwise provided)

This Proxy Circular is furnished in connection with the solicitation of proxies by the Board of Directors and management of Alcan Inc. for use at the Annual Meeting of Shareholders to be held in Montreal on 22 April 2004 (and at any adjournment thereof) for the purposes set out in the attached Notice of Annual Meeting.

Definitions

Unless stated otherwise, the following expressions used in this Proxy Circular have the meanings indicated:

"Alcan" or "Company" means Alcan Inc.,

"Algroup" means Alusuisse Group Ltd. (now Alcan Holdings Switzerland Ltd.), a Subsidiary of Alcan following the Algroup Combination,

"Algroup Combination" means the process by which Algroup became a Subsidiary of Alcan on 17 October 2000, through the completion of a share exchange offer by Alcan for the shares of Algroup,

"Auditors" means Alcan's external auditors, currently PricewaterhouseCoopers LLP,

"Board" or "Board of Directors" means the board of directors of Alcan,

"CBCA" means the Canada Business Corporations Act,

"Chairman" means the Chairman of the Board of Directors of Alcan,

"CEO" means the Chief Executive Officer of Alcan,

"CIBC Mellon" means CIBC Mellon Trust Company,

"Circular" means this management proxy circular prepared in connection with the Meeting,

"Director" means a director of Alcan,

"Executive Officers" means the President and Chief Executive Officer, the Executive Vice Presidents, the Senior Vice Presidents, the Vice Presidents, the Treasurer, the Controller and the Secretary of Alcan,

"Meeting" means the Annual Meeting of Shareholders to be held on 22 April 2004 and any adjournment thereof,

"Non-Executive Director" means a Director of Alcan who is not an employee of Alcan or its Subsidiaries or related companies,

"Notice" means the attached Notice of Annual Meeting,

"Option Plan" means the Alcan Executive Share Option Plan described on page 23,

"Pechiney" means Pechiney, a French société anonyme, a Subsidiary of the Company following the Pechiney Combination,

"Pechiney Combination" means the process by which Pechiney became a Subsidiary of Alcan on 15 December 2003, through the completion of a cash and Shares offer by Alcan for the securities of Pechiney,

"Share" or "Common Share" means a common share in the capital of Alcan,

"Shareholder" means a holder of the Shares,

"SOX" means the U.S. Sarbanes-Oxley Act of 2002,

"Subsidiary" means a company controlled, directly or indirectly, by Alcan, and

"$", except where otherwise indicated, means U.S. Dollars

Proxy Circular 2004	2	Alcan Inc.

Questions & Answers on Voting and Proxies
If you are not a registered Shareholder, please refer to page 5 "Voting by Non-Registered Shareholders" for a description of the procedure to be followed to vote your Shares.

Q:	WHO IS SOLICITING MY PROXY?	Q:	WHO IS ENTITLED TO VOTE?
A:

This Circular is furnished in connection with the solicitation by Alcan of Shareholder proxies to be used at the Meeting to vote your Shares. The solicitation of proxies will be made primarily by mail, but may also be made by electronic means, by telephone or in person. The cost of soliciting proxies will be borne by Alcan. Georgeson Shareholder and Morrow & Co., Inc. have been retained by Alcan in Canada and the United States, respectively, to assist in the solicitation of proxies from Shareholders. For these services, Georgeson Shareholder and Morrow & Co., Inc. are expected to receive, from Alcan, fees of approximately Can. $25,000 and $10,000, respectively, plus reimbursement of reasonable expenses. In addition, employees of Alcan may solicit proxies without compensation. CIBC Mellon is responsible for the tabulation of proxies.

A:

On 3 March 2004, 367,809,292 Shares were outstanding. Shareholders of record as of the close of business on that date (the "Record Date") are entitled to receive notice of the Meeting and either they or their duly appointed proxyholders will be entitled to attend the Meeting and vote.

Each holder of Shares is entitled to one vote at the Meeting for each Share registered in his or her name at the close of business on the Record Date.

Q:	WHAT AM I VOTING ON?	Q:	HOW DO I VOTE?
A:	Shareholders will be voting on the: • Election of Directors; and • Appointment of PricewaterhouseCoopers LLP as the Auditors and authorization given to the Directors to fix the Auditors' remuneration.	A:

There are three ways that you can vote your Shares if you are a registered Shareholder. (1) You may vote in person at the Meeting, (2) you may complete and sign the enclosed form of proxy appointing the named persons or another person you choose to represent you and to vote your Shares at the Meeting, or (3) you may vote electronically.

Completing, signing and returning your form of proxy does not preclude you from attending the Meeting in person. If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted or be withheld from voting, in accordance with your wishes as specified on your proxy, on any ballot that may be called at the Meeting. If the Shareholder is a body corporate or association, the form of proxy must be signed by a person duly authorized by that body corporate or association.

To vote electronically, you must go to the following website: www.proxyvoting.com/alcan and enter your personalized e-voting control number located on your form of proxy and follow the instructions.

If your Shares are registered in the name of a nominee, please see "Voting by Non-Registered Shareholders" on page 5.

Q:	HOW WILL THESE MATTERS BE DECIDED AT THE MEETING?
A:	A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.
Q:	WHAT DOCUMENTS ARE SENT TO SHAREHOLDERS?
A:

Shareholders will receive a package of the usual annual corporate documents (i.e., Alcan's 2003 Annual Report to Shareholders, this Circular and the form of proxy). Registered Shareholders will also receive a consent form for electronic delivery of documents.

Copies of Alcan's annual report on Form 10-K and audited consolidated financial statements filed with the Canadian and U.S. securities regulators can be found on the Company's website at www.alcan.com or may be obtained, without charge, on request from the Corporate Secretary of Alcan, 1188 Sherbrooke St. West, Montreal, Quebec, Canada, H3A 3G2.

		Q:	WHAT IF I PLAN TO ATTEND THE MEETING AND VOTE IN PERSON?
A:

If you plan to attend the Meeting on 22 April 2004 and wish to vote your Shares in person at the Meeting, it is not necessary for you to complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon, upon arrival at the Meeting. Non-registered Shareholders wishing to attend the Meeting should refer to "Voting by Non-Registered Shareholders" on page 5.

Proxy Circular 2004	3	Alcan Inc.

Q:	WHAT HAPPENS WHEN I SIGN AND RETURN THE FORM OF PROXY?	Q:	WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?
A:

Signing the enclosed proxy gives authority to the named proxyholders on the form, or to another person you have appointed, to vote your Shares at the Meeting in accordance with the voting instructions you provide.

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting and to other matters which may properly come before the Meeting. As of the date of this Circular, the management of Alcan knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	CAN I APPOINT SOMEONE OTHER THAN THE NAMED PROXYHOLDERS TO VOTE MY SHARES?	Q:	HOW CAN I CONTACT THE TRANSFER AGENT?
A:

Yes. Write the name of your chosen person, who need not be a Shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares. Proxyholders should, upon their arrival at the Meeting, present themselves to a representative of CIBC Mellon. Please note that if you choose to vote electronically, only the named proxyholders may be appointed.

A:	You can contact the transfer agent at:

CIBC Mellon Trust Company

320 Bay Street, 3rd floor

Toronto, Ontario, Canada M5H 4A6

Telephone: (416) 643-5500

1-800-387-0825

(toll free throughout Canada and the U.S.)

Telecopier: (416) 643-5501

Q:	WHAT DO I DO WITH MY COMPLETED FORM OF PROXY?	Q:	WHAT IS THE FINAL DATE TO SUBMIT A SHAREHOLDER PROPOSAL FOR THE 2005 ANNUAL MEETING?
A:

Return it to the transfer agent, CIBC Mellon, in the envelope provided, or forward it by telecopier to (416) 368-2502, so that it arrives no later than 5:00 p.m. EDT on 21 April 2004. All Shares represented by a properly executed proxy received by CIBC Mellon prior to such time will be voted or be withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot that may be called at the Meeting.

		A:	The final date for submitting Shareholder proposals to Alcan is 3 December 2004.

Q:	HOW WILL MY SHARES BE VOTED IF I RETURN MY PROXY?	Q:	WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE COMPANY?
A:

The persons named in the form of proxy will vote or withhold from voting your Shares in accordance with your instructions. In the absence of such instructions, however, your Shares will be voted FOR the election of the Directors and FOR the appointment of the Auditors.

A:

To the knowledge of the Directors and Executive Officers of the Company, no person or company beneficially owns or exercises control or direction over more than 10% of the outstanding Shares of the Company.

Q:	IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?
A:

Yes. A Shareholder who has given a proxy may revoke it with an instrument in writing which includes another proxy with a later date, executed by the Shareholder or by the Shareholder's attorney authorized in writing and delivered to CIBC Mellon, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Canada or by telecopier at (416) 368-2502, no later than 5:00 p.m. EDT on 21 April 2004 or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

It should be noted that the participation in person by a Shareholder in a vote by ballot at the Meeting would automatically revoke any proxy that has been previously given by the Shareholder in respect of business covered by that vote.

Proxy Circular 2004	4	Alcan Inc.

VOTING BY NON-REGISTERED SHAREHOLDERS
Q:	IF MY SHARES ARE NOT REGISTERED IN MY NAME BUT ARE HELD IN THE NAME OF AN INTERMEDIARY (A BANK, TRUST COMPANY, SECURITIES BROKER, TRUSTEE, ETC.), HOW DO I VOTE MY SHARES?
A:

Non-registered or beneficial Shareholders are not personally listed in Alcan's Share register. Their Shares are held in the name of an intermediary or a "nominee", which is usually a trust company, securities broker or other financial institution. If you are a non-registered Shareholder, there are two ways that you can vote your Shares held in the name of your nominee:

1)

BY PROVIDING VOTING INSTRUCTIONS TO YOUR NOMINEE

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by non-registered Shareholders to ensure that their Shares are voted at the Meeting.

	2)	BY ATTENDING THE MEETING IN PERSON

The Company generally does not have access to the names of its non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder.

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder. Then follow the signing and return instructions provided by your nominee. Non-registered Shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon.

Proxy Circular 2004	5	Alcan Inc.

Business to be transacted at the Meeting

(See Notice of Annual Meeting of Shareholders of Alcan Inc.)

1.	Presentation of Financial Statements	3.	Appointment of Auditors

The consolidated financial statements for the year ended 31 December 2003 and the Auditors' Report for 2003 will be submitted to Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken. The consolidated financial statements are included in the Alcan 2003 Annual Report that is being mailed to Shareholders with the Notice of Annual Meeting and this Circular.

Auditors are to be appointed to serve until the close of the next annual meeting of the Company, and the Directors are to be authorized to fix the remuneration of the Auditors so appointed.

The Board of Directors and management, on the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP, Montreal, Canada, be appointed as Auditors.

A representative of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement should he desire to do so. He will also be available to answer questions.

2.	Election of Directors

Thirteen Directors are to be elected to serve until the close of the next annual meeting of the Company or until they cease to hold office as such. The Board of Directors and management recommend the election of the nominees listed on pages 7 and 8.

Proxy Circular 2004	6	Alcan Inc.

Nominees for Election as Directors

Roland Berger	66, Director since 2002	L. Yves Fortier, C.C, Q.C.	68, Director since 2002

Mr. Berger is non-executive chairman of Munich-based Roland Berger Strategy Consultants, one of the leading global strategy consultancies. In 1967, he founded this consulting firm which has become a world leader. He is also a member of various supervisory boards and consultant groups, pursues extensive commitments in the public sector and is an expert on corporate management and general economic and social issues.

(1), (3), (5)

2,906 Deferred Share Units

Mr. Fortier is Chairman of the Board of Alcan and is chairman and a senior partner of the law firm Ogilvy Renault in Montreal. From 1988 to 1992, he was Ambassador and Permanent Representative of Canada to the United Nations. He is also governor of Hudson's Bay Company and a director of Nortel Networks Corporation, NOVA Chemicals Corporation and the Royal Bank of Canada. Mr. Fortier is a trustee of the International Accounting Standards Committee.

(1*), (4)

1,000 Common Shares

7,219 Deferred Share Units

L. Denis Desautels, O.C., F.C.A.	60, Director since 2003	Jean-Paul Jacamon	56, Director since 2004

Mr. Desautels is executive-in-residence at the School of Management of the University of Ottawa. He was Auditor General of Canada from 1991 to 2001, prior to which he had been a senior partner of the accounting firm of Ernst & Young LLP. Mr. Desautels is chairman of the Laurentian Bank of Canada, a director of The Jean Coutu Group (PJC) Inc. and of Bombardier Inc. and a member of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants.

(1), (2*), (3)

297 Common Shares

1,150 Deferred Share Units

Mr. Jacamon is non-executive chairman of Bonna Sabla and of Gardiner Group. He was previously chief operating officer and director of Schneider Electric from 1996 to 2002. He is also a director of Le Carbone Lorraine, STACI and AMEC plc. He is also chairman of Eureka (a European governmental organization responsible for research and development projects).

(1), (3)

136 Common Shares

Travis Engen	59, Director since 1996	William R. Loomis, Jr.	55, Director since 2002

Mr. Engen has been President and CEO of Alcan since March 2001. Prior to joining the Company on 12 March 2001, Mr. Engen was chairman and chief executive of ITT Industries, Inc. since 1995. He is a member of the U.S. Government's Defense Business Board. He is a director of Lyondell Chemical Company and the Canadian Council of Chief Executives and is chairman of the International Aluminium Institute.

225,500 Common Shares

1,879 Deferred Share Units

1,244,000 Options to purchase Shares

Mr. Loomis is in the graduate PhD. Program at the University of California, Santa Barbara. He is limited managing director of Lazard LLC, where he was formerly chief executive officer from November 2000 to December 2001. He was previously managing director of Lazard LLC from June 1995 to November 2000. He is a director of Ripplewood Holdings LLC.

(1), (2), (4)

10,000 Common Shares

4,055 Deferred Share Units

Proxy Circular 2004	7	Alcan Inc.

Yves Mansion	53, Director since 2004	Gerhard Schulmeyer	65, Director since 1996

Mr. Mansion is chief executive officer of Société Foncière Lyonnaise and a member of the French Collège de l'Autorité des marchés financiers. He was group managing director of Assurances Générales de France from 1990 to 2001. Mr. Mansion is a member of the supervisory board of Euler Hermes and deputy director of l'Entreprise de Recherche et d'activités pétrolières.

(1), (2)

Mr. Schulmeyer is professor of practice at the MIT Sloan School of Business. From 1998 until 2001, he was president and chief executive officer of Siemens Corporation. He serves on the boards of Zurich Financial Services, Ingram Micro Inc., and Korn/Ferry International as well as the international advisory board of Banco Santander Central Hispano.

(1), (2), (4), (5*)

2,106 Common Shares

5,976 Deferred Share Units

Christine Morin-Postel	57, Director since 2003	Paul M. Tellier,	64, Director since 1998

Mrs. Morin-Postel was, until 2003, executive vice-president in charge of human resources at Suez Group. She was previously chief executive officer of Société Générale de Belgique from 1998 to 2001. Mrs. Morin-Postel is a director of Arlington Capital Europe, 3i Group plc and Pilkington plc.

(1), (2)

1,366 Deferred Share Units

P.C., C.C., Q.C.

Mr. Tellier is president and chief executive officer and a director of Bombardier Inc. From 1992 to 2002, he was president and chief executive officer of the Canadian National Railway Company. He is a director of McCain Foods, Bell Canada and BCE Inc. He is vice-chairman of the Canadian Council of Chief Executives and former chairman of the Conference Board of Canada.

(1), (2), (4*)

1,949 Common Shares

9,137 Deferred Share Units

J.E. Newall, O.C.	68, Director since 1985	Milton K. Wong, C.M.	65, Director since 2003

Mr. Newall is chairman of NOVA Chemicals Corporation and of Canadian Pacific Railway Limited; he was vice-chairman and chief executive officer of NOVA Corporation from 1991 to 1998. He is a director of Maple Leaf Foods Inc. and the Royal Bank of Canada.

(1), (3*)

8,532 Common Shares

10,103 Deferred Share Units

Mr. Wong is chairman of HSBC Asset Management (Canada) Limited and Chancellor of Simon Fraser University in British Columbia. He serves as a director on the boards of the Aga Khan Foundation Canada, the Canada-U.S. Fulbright Program, The Canadiana Fund, The Canadian Institute for Advanced Research, Genome BC, Mr. and Mrs. P.A. Woodward's Foundation, the Pierre Elliott Trudeau Foundation and Stem Cell Network. He is the founder and past-chairman of The Laurier Institution, a non-profit organization for advancing knowledge of the economics of cultural diversity.

(1), (4)

40,000 Common Shares

2,300 Deferred Share Units

Guy Saint-Pierre, C.C.	69, Director since 1994

Mr. Saint-Pierre was chairman of the board of the Royal Bank of Canada until his retirement on 27 February 2004. He was president and chief executive officer of SNC-Lavalin Group Inc. from 1989 to 1996 and chairman from 1996 to 2002. Mr. Saint-Pierre is a director of General Motors of Canada and the Institute for Research on Public Policy.

(1), (2), (3), (5)

15,005 Common Shares

6,118 Deferred Share Units

Committee Memberships 1. Corporate Governance 2. Audit 3. Human Resources 4. Environment, Health & Safety 5. Nominating * Committee Chairman
Proxy Circular 2004	8	Alcan Inc.

Corporate Governance Practices

Alcan is committed to the highest levels of corporate governance practices, which are essential to the success of the Company and to the enhancement of Shareholder value. The Common Shares are listed on the Toronto, New York, London, Paris and Swiss stock exchanges and Alcan, in addition to making the required filings with Canadian securities regulators, files periodic and current reports with the United States Securities and Exchange Commission. Accordingly, Alcan is subject to a variety of corporate governance and disclosure requirements. Alcan's corporate governance practices meet or exceed the Toronto Stock Exchange Corporate Governance Guidelines (the "TSX Guidelines") and other applicable stock exchange and regulatory requirements and ensure transparency and effective governance of the Company. Alcan's Board regularly reviews its corporate governance practices in light of developing requirements in this field. As new provisions come into effect, the Board will reassess its corporate governance practices and implement changes where appropriate.

The following is an overview of Alcan's corporate governance practices with footnotes referencing the TSX Guidelines.

THE BOARD OF DIRECTORS

The Board has the responsibility for the stewardship of the Company, including the responsibility to ensure that it is managed in the interest of its Shareholders as a whole, while taking into account the interests of other stakeholders.[1]

The Board supervises the management of the business and affairs of the Company and discharges its duties and obligations in accordance with the provisions of (a) the CBCA, (b) the Company's articles of incorporation and by-laws, (c) the Worldwide Code of Employee and Business Conduct, (d) the charters of the Board and Board Committees, and (e) other applicable legislation and Company policies.

The Company's corporate governance practices require that, in addition to its statutory duties, the following matters be subject to Board approval: (1) capital expenditure budgets and significant investments and divestments, (2) the Company's strategic and value-maximizing plans[2], (3) the number of Directors within the limits provided in the Company's articles of incorporation, and (4) any matter which may have the potential for important impact on the Company.

COMPOSITION OF THE BOARD

The Nominating Committee, a sub-committee of the Corporate Governance Committee described below, recommends candidates for election to the Board. Nominees are selected as potential representatives of Shareholders as a whole and not as representatives of any particular Shareholder or group of Shareholders. Alcan does not have a significant or controlling Shareholder.

The Board's objective, in respect to its composition, is to have an appropriate mix of skills, knowledge and experience and to have an understanding of the regions in which the Company operates. The Board's expectations in relation to its members and a statement of its corporate governance principles are set out in the Board Charter. The Board is satisfied that its number of Directors enables effective decision-making. The charter of the Board of Directors is posted on Alcan's Internet site (www.alcan.com)[3].

According to their mandates as set out in their charters, the Board and each of its Committees may engage outside advisors at the expense of the Company[4].

The Board charter provides that Directors who reach the age of 70 prior to the annual meeting of Shareholders in any year shall retire at that meeting.

INDEPENDENCE OF THE BOARD

Care is taken to ensure that the Board of Directors is constituted of a substantial majority of individuals who qualify as Directors who are unrelated to and independent of management, in accordance with stock exchange requirements[5].

To assist in determining the independence of its members, the Board has established Guidelines on the Independence of the Directors of Alcan Inc. ("Guidelines on Independence"), a copy of which is available on Alcan's Internet site (www.alcan.com).

The definition of an Independent Director under the Guidelines on Independence encompasses both the definition of an "unrelated" director within the meaning of the TSX Guidelines and of an "independent" Director within the meaning of the rules of the New York Stock Exchange. Such a Director must not have any material relationship with Alcan, either directly or as a partner, shareholder or officer of a company that has a relationship with Alcan and has no interest or relationship which could reasonably be perceived to interfere with his or her ability to act with a view to the best interests of Alcan (an "Independent Director").[6].

Proxy Circular 2004	9	Alcan Inc.

The Guidelines on Independence also establish an additional, more stringent, definition of independence for members of the Audit, Human Resources and Nominating Committees. This heightened definition of independence corresponds to the audit committee member independence qualification within the meaning of the SOX. To meet the SOX audit committee qualification, a director must not, directly or indirectly, accept any consulting, advisory or other compensatory fee from the company and not be an affiliated person of the company or any subsidiary other than in such director's capacity as a member of the board or any committee.

The present Board is composed of thirteen Directors. Travis Engen is President and CEO of Alcan. Except for Mr. Engen, all Directors are Independent Directors. In particular, the Board has determined that Mrs. Morin-Postel and Messrs. Berger, Desautels, Fortier, Jacamon, Loomis, Newall, Mansion, Saint-Pierre, Schulmeyer, Tellier and Wong are Independent Directors.

Mr. Fortier is a senior partner of Ogilvy Renault, one of a number of law firms that provide legal services for the Company. Ogilvy Renault had provided legal services to the Company for many years prior to Mr. Fortier becoming a Director and Mr. Fortier is not involved in any legal services rendered to Alcan. Ogilvy Renault has confirmed that all legal services rendered by it for Alcan in each of the past five years amounts to less than 2% of Ogilvy Renault's annual revenues. Accordingly, the relationship with the law firm is not considered to be material in accordance with applicable stock exchange rules. The Board has determined, in accordance with the Guidelines on Independence, that the services rendered are not material to the Company or to Ogilvy Renault and, accordingly, that Mr. Fortier is an Independent Director. However, because of the Company's relationship with Ogilvy Renault and retention of the SOX audit committee qualification for members of the Audit, Human Resources and Nominating Committees, Mr. Fortier is not a member of those committees.

Mr. Loomis is a limited managing director of Lazard LLC, one of a number of investment banks that provide services to the Company. Lazard has been retained by the Company, at the Company's initiative, in connection with the Pechiney Combination and other matters. Lazard has confirmed to the Company that any compensation determination made by it in respect of Mr. Loomis will not be based directly or indirectly on any fees paid to Lazard by the Company. The Board has determined therefore, in accordance with the Guidelines on Independence, that Mr. Loomis is an Independent Director.

Mr. Fortier and Mrs. Morin-Postel are presently members of the board of directors of Pechiney since 16 December 2003 at the specific request of Alcan. Messrs. Jacamon and Mansion are also on the Pechiney board at the specific request of Alcan. These Directors will receive no additional compensation for those services. The Board has determined that these services have no impact on their status as Independent Directors.

Messrs. Fortier and Newall are directors of the Royal Bank of Canada and of NOVA Chemicals Corporation and, Messrs. Tellier and Desautels are directors of Bombardier Inc. None of these companies have any material relationship with Alcan. The Guidelines on Independence establish no more than two Directors may serve together on the board of another publicly traded company. The Board has determined that the fact that these Directors sit together on other boards does not in any way interfere with their ability to act with a view to the best interests of Alcan.

The Board has a non-executive Chairman (Mr. Fortier); the Board has had a non-executive Chairman since 1995 and believes that the separation of the positions of CEO and Chairman contributes to allowing the Board to function independently of management[7].

COMMITTEES

The Board has established four Committees, each of which is constituted by its own charter, by which the Board delegates certain of its functions as hereinafter set out. Each Committee is made up solely of Independent Directors.[8]

The Committees of the Board are: the Corporate Governance Committee, the Audit Committee, the Human Resources Committee and the Environment, Health & Safety Committee. The Nominating Committee is constituted as a sub-committee of the Corporate Governance Committee.

The Committee charters are posted on Alcan's Internet site (www.alcan.com).

Corporate Governance Committee

The Corporate Governance Committee has the broad responsibility of regularly reviewing corporate governance practices in general within Alcan.[9]

One of the Committee's main duties is to maintain an overview of the composition and size of the Board. The charter of the Corporate Governance Committee provides that a sub-committee, as hereinafter described, is responsible for nominating new Directors.[10] The Committee develops position descriptions for the Board of Directors, the Chairman and the CEO and approves the latter's corporate objectives.[11]

The Corporate Governance Committee assesses and ensures on an annual basis the effectiveness of the Board as a whole, of each Committee of the Board and of the contribution of individual Directors, including the CEO.[12] Each Director completes a survey of Board effectiveness on an annual basis which covers the subjects under the categories of Board composition, responsibility, meetings and committees. As part of this survey, each Director also completes a self-evaluation and an evaluation of other individual members of the Board. The Committee also assesses the Board's relationship with management and recommends, where necessary, limits on management's authority to act without explicit Board approval.

Proxy Circular 2004	10	Alcan Inc.

The Committee's mandate also includes recommending levels of Directors' compensation. To this end, the Committee considers recommendations from the Human Resources Committee and considers factors such as time commitment, risks and responsibilities.[13] See page 28 for a description of Directors' Compensation.

Nominating Committee

The Nominating Committee is a sub-committee of the Corporate Governance Committee, composed entirely of Independent Directors. It reviews candidates for nomination as Directors and these nominees will be recommended as candidates for election to the Board. The delegation of power to the Committee is provided in the charter of the Corporate Governance Committee. The Committee when reviewing candidates takes into consideration factors such as judgment, independence, skill, diversity and business experience of the individual candidates and their expected contribution to the skills set of the Board as a whole. The minimum qualifications to be met by Directors are established in the Board charter. The Committee may employ, and has done so in the past, third-party search firms for identifying and evaluating nominees.

Alcan does not have a specific policy regarding Board nominees put forward by Shareholders. However, Shareholders representing five per cent of the Shares may propose nominees for election as Directors by following the procedure set out in the CBCA.

Mrs. Morin-Postel was recommended by the Committee following a search conducted by a third-party search firm. Messrs. Mansion and Jacamon were recommended by Pechiney for consideration as Alcan Directors in accordance with an agreement entered into between Alcan and Pechiney in relation with the Pechiney Combination. Their candidatures were the subject of a review by the Committee which then recommended their appointment as Directors.

Audit Committee

This Committee is established in accordance with the requirements of the CBCA, stock exchange rules and applicable securities laws and regulations and is composed entirely of Independent Directors. Its roles and responsibilities are set out in its charter. The Committee's main objective is to provide an effective overview of the Company's financial reporting process and internal control functions.[14] It assists the Board in fulfilling its functions relating to corporate accounting and reporting practices, as well as overseeing financial and accounting controls and reviewing and approving financial statements and proposals for the issuance of securities.

The Committee also identifies the principal risks of the Company's business such as volatility in metal prices, raw material and energy costs and foreign exchange rates and oversees the implementation of appropriate measures to manage such risks, including policies and standards relating to risk management.[15]

With respect to compliance and disclosure matters, the Committee ensures that the Company makes timely disclosure of activities that would materially impact its financial statements, that all potential material claims against the Company have been properly evaluated, accounted for and disclosed, and that regular updates are received regarding certain policies and practices of the Company.[16]

The Committee reviews financial information prepared in accordance with generally accepted accounting principles ("GAAP") and non-GAAP financial information in its various forms, including quarterly earnings releases. It reviews major accounting issues that arise and expected changes in accounting standards and processes that may impact the Company.

The Committee has direct communication with the Company's Auditors and internal auditors and meets privately on a regular basis with each of the Auditors, internal auditors and senior members of the Company's financial management. The Audit Committee makes the recommendation of the Auditors for appointment by the Shareholders, reviews their degree of independence and requires regular reports from them. The Chairman of the Committee reviews the terms of engagement of the Auditors and signs the Auditor's audit engagement letter. The Committee also discusses with the Auditors the quality and not just the acceptability of the Company's accounting principles and obtains their assurance that the audit was conducted in a manner consistent with applicable laws and regulations.[17] The Company has a formal procedure that establishes rules on the Company's employment of the former Auditors' employees.

The Board determines each Audit Committee member's financial literacy and whether he or she has accounting or related financial expertise. All members of the Audit Committee have been determined to have the requisite level of financial literacy, being the ability to understand fully balance sheets, income statements, cash flow statements and related notes to financial statements.

The Board has determined that at least one member of the Audit Committee, Mr. Desautels, is an audit committee financial expert for the purposes of s. 407 SOX.

Mr. Desautels serves on the audit committees of four public companies. The Board has determined that his simultaneous service on other audit committees does not impair his ability to effectively serve on the Company's Audit Committee because he has the required time available to him to serve fully and effectively on the four audit committees in question. The Company believes that Mr. Desautels' service on those other audit committees is of significant benefit to it because of the experience it provides. No other director serves on more than three audit committees of public companies.

Proxy Circular 2004	11	Alcan Inc.

The Audit Committee ensures that its process for monitoring compliance and dealing with violations of Alcan's Worldwide Code of Employee and Business Conduct is established and updated. In particular, the Audit Committee has established procedures through the Ombudsman's office in relation to complaints or concerns received by the Company involving accounting or audit matters, including the anonymous handling thereof. The Ombudsman's office has direct contact with the Audit Committee. See Code of Conduct on page 13 and Report of the Audit Committee on page 15.

Human Resources Committee

The Human Resources Committee has the broad responsibility to review any and all Human Resources policy and employee relations matters and to make recommendations with respect to such matters to the Board or the CEO, as appropriate. It is composed entirely of Independent Directors. Its specific roles and responsibilities are set out in its charter. The Committee will periodically review the effectiveness of the Company's overall management organization structure and succession planning for senior management[18], review recommendations for the appointment of Executive Officers, and consider and make recommendations to the Board based on trends and developments in the area of human resource management.

The Committee establishes the Company's general compensation philosophy and oversees the development and implementation of compensation policies and programs. It also reviews and approves the level of and/or changes in the compensation of individual Executive Officers, taking into consideration individual performance and competitive compensation practices. (See Report on Executive Compensation on page 18).

Environment, Health & Safety Committee

This Committee has the responsibility to review the policy, management practices and performance of Alcan in environmental, health and safety matters and make recommendations to the Board on such matters in light of current and changing requirements. The Committee also reviews, assesses and provides advice to the Board on worldwide policy and legal, regulatory and consumer trends and developments related to the environment, as they impact the Company, its employees, businesses, processes and products.

MEETINGS OF THE BOARD AND COMMITTEES

The Board and the Committees meet at pre-set times throughout the year and as needed. In 2003, several special Board meetings were held in connection with the Pechiney Combination.

Board and Committee Meetings held in 2003:

Board (1)		11
Corporate Governance Committee		5
Audit Committee		5
Human Resources Committee		4
Environment, Health and Safety Committee		2
Nominating Committee		2
(1) Includes 5 telephone conference meetings.
Attendance of current Directors in 2003:
Directors	Board Meetings Attended	Committee Meetings Attended
Roland Berger	8 of 11	12 of 12
L. Denis Desautels (1)	9 of 9	7 of 7
Travis Engen	11 of 11	¯
L. Yves Fortier	11 of 11	12 of 12
William R. Loomis	11 of 11	8 of 8
Christine Morin-Postel (2)	2 of 2	2 of 2
J. E. Newall	11 of 11	11 of 11
Guy Saint-Pierre	10 of 11	13 of 16
Gerhard Schulmeyer	9 of 11	11 of 13
Paul M. Tellier	9 of 11	7 of 12
Milton K. Wong (3)	8 of 9	3 of 3
(1)	Elected on 24 April 2003.
(2)	Appointed on 26 September 2003.
(3)	Elected on 24 April 2003.
¯	Mr. Engen attends Committee meetings at the request of the Committees, excluding the executive sessions thereof.

Mr. Tellier was only able to attend 70% of the Board and Committee meetings in 2003 due to the fact that he was in the process of assuming significant new responsibilities as chief executive officer of Bombardier Inc.

The Board and the Committees regularly invite members of management to attend meetings to report on relevant subjects and facilitate communication between the Directors and management. With respect to the Company's strategic planning process, the Board discusses and reviews the Company's strategic plans regularly. At each regularly-scheduled Board meeting, a particular business group's or unit's strategic plan is presented by management and reviewed and approved by the Board.[2]

There is no executive committee of the Board. At the next Board meeting following each meeting of a Committee, the chairman of the Committee reports to the Board on the Committee's activities. Minutes of Committee meetings are provided to all Directors.

At every meeting of the Board, the unrelated Directors meet in executive session, presided by the Chairman, without management present[7].

The Directors are expected to attend the annual meetings of Shareholders; all Directors attended the 2003 annual meeting of Shareholders.

Proxy Circular 2004	12	Alcan Inc.

INFORMATION TO THE BOARD

Alcan's Secretary maintains a Directors' Manual which includes information on Company policies and Director responsibilities and liabilities, which is updated as necessary. Detailed current information on the Company, its finances and its operations are sent on a monthly basis to the Directors. Particularly important information requiring urgent attention is conveyed immediately. New Directors spend time with members of senior management, including those involved in Alcan's business operations, so that they can become rapidly familiar with the Company, its issues, business and operations.

Care is taken to ensure that new Directors understand the roles and responsibilities of the Board and its Committees, as well as the commitment level that Alcan expects of its Directors. Extensive meetings are held annually between the Board and management so that the Directors may become well acquainted with the Company's businesses and managers. The Company funds Director education via seminars offered by third parties.

Director visits to Alcan plants and business locations are organized to give additional insight into Alcan's business and operations.[19]

CODE OF CONDUCT

Alcan has a Worldwide Code of Employee and Business Conduct that governs all employees of Alcan as well as the Directors. As an annex to the Code and supplemental thereto, the Company has adopted a Code of Ethics for Senior Financial Officers including the CEO, the Chief Financial Officer and Controller. Copies of those documents are posted on the Company's Internet site (www.alcan.com) to emphasize the importance the Company places on adherence to the highest ethical standards. Alcan will promptly disclose any future amendments to the Codes on its Internet site.

The Company has "whistleblower" procedures so that an employee can anonymously report concerns that he or she may have regarding compliance with corporate policies, the Worldwide Code of Employee and Business Conduct, applicable laws or auditing and accounting matters, by contacting the Ombudsman's office as provided on the Company's intranet site. The Ombudsman's office can also assist the Audit Committee in protecting any employee who complains of retaliation for acting as a "whistleblower".

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In accordance with SOX and recent Canadian regulatory requirements, the CEO and the Chief Financial Officer each certify the accuracy and fair presentation of annual and quarterly reports that are filed with regulatory authorities.

Applicable rules also require the design and maintenance of disclosure controls and procedures to ensure that material Company information is communicated the certifying officers on a timely basis. The CEO and Chief Financial Officer certifications also require that the certifying officers disclose to the Audit Committee and Auditors any significant deficiencies and material weaknesses in the design or operation of internal control over financial information that are reasonably likely to adversely affect financial reporting.

To assist in the certification process, an extensive system of recording and evaluating disclosure controls and procedures is in place, using business group and central function risk assessments and back-up certifications. In addition, a disclosure committee has been constituted with responsibility for the accuracy and timeliness of the disclosure of material information.

ROLE OF MANAGEMENT

The Board is not involved in the day-to-day management and functioning of the Company. It gives senior management this responsibility, subject to the Board's overall stewardship responsibilities.

Alcan management is responsible for conducting the business and operations of the Company in accordance with a business strategy approved by the Board.

Management's authority to act in certain matters that may have the potential for important impact on the Company, including decisions by the CEO, is subject to prior Board approval as described above. Before being submitted to the Board, certain matters such as dividends, securities issues, annual reports and significant investment/divestment proposals are prepared and reviewed by management with external professional advice, as necessary.

SHAREHOLDER/INVESTOR COMMUNICATIONS

In order to respond to Shareholders' questions and concerns, Alcan maintains an experienced investor relations staff whose responsibility is to provide accurate, timely and non-selective information and analysis to the investing community in accordance with Alcan's disclosure policy. This policy has been established in compliance with applicable legal disclosure requirements in Canada and in the United States and is regularly reviewed. The investor relations staff meets periodically with investors and analysts and is accessible to Shareholders by telephone during business hours. The quarterly earnings conference calls with analysts and institutional investors are broadcast live and are accessible on the Alcan's Internet site at www.alcan.com.. These services facilitate the receiving of Shareholder comments.

Shareholders and other interested parties may communicate with the Board by contacting the Secretary's office. All communications received will be reviewed and delivered to appropriate members of the Board, including the Chairman. The process for communication with the Secretary's office is posted on Alcan's Internet site at www.alcan.com.

Proxy Circular 2004	13	Alcan Inc.

CORPORATE GOVERNANCE DOCUMENTS ON THE WEB

The charters of the Board and each of the Committees, the Worldwide Code of Employee and Business Conduct, the Code of Ethics for Senior Officers and the Guidelines on Independence as well as contact details are posted on Alcan's Internet site (www.alcan.com).

THE CORPORATE GOVERNANCE COMMITTEE

L. Yves Fortier, Chairman of the Committee

Roland Berger

L. Denis Desautels

William R. Loomis, Jr.

Christine Morin-Postel

J. E. Newall

Guy Saint-Pierre

Gerhard Schulmeyer

Paul M. Tellier

Milton K. Wong

Note 1: refers to TSX Guideline 1.

Note 2: refers to TSX Guideline 1(a).

Note 3: refers to TSX Guideline 7.

Note 4: refers to TSX Guideline 14.

Note 5: refers to TSX Guideline 2.

Note 6: refers to TSX Guideline 3.

Note 7: refers to TSX Guideline 12.

Note 8: refers to TSX Guideline 9.

Note 9: refers to TSX Guideline 10.

Note 10: refers to TSX Guideline 4.

Note 11: refers to TSX Guideline 11.

Note 12: refers to TSX Guideline 5.

Note 13: refers to TSX Guideline 8.

Note 14: refers to TSX Guideline 1(e).

Note 15: refers to TSX Guideline 1(b).

Note 16: refers to TSX Guideline 1(d).

Note 17: refers to TSX Guideline 13.

Note 18: refers to TSX Guideline 1(c).

Note 19: refers to TSX Guideline 6.

Proxy Circular 2004	14	Alcan Inc.

Report of the Audit Committee

In accordance with its charter, the Audit Committee of the Board is responsible for providing an effective overview of Alcan's financial reporting process and internal control functions, as specified on pages 11 and 12.

Management has the primary responsibility for the financial reporting process and the system of internal controls. The Auditors have the responsibility to express an opinion on the financial statements based on their audit in accordance with generally accepted auditing standards. The Audit Committee has the responsibility to monitor and oversee the foregoing.

In accordance with the CBCA, the Shareholders appoint the Company's Auditors. In carrying out its responsibilities, the Audit Committee has recommended to the Board that it, in turn, recommend to the Shareholders that PricewaterhouseCoopers LLP, Montreal, Canada be appointed as Auditors at the Meeting.

The Auditors discuss with the Audit Committee and provide written disclosures on (1) the independence of the Auditors from Alcan; (2) all critical accounting policies and practices used in the audit; (3) all alternative treatments of financial information within GAAP; (4) the quality and not just the acceptability of the Company's accounts; and (5) the matters required to be communicated under generally accepted auditing standards.

The Audit Committee has reviewed and approved the fees paid for audit services and fees paid to the Auditors for other services (see Auditors on page 16) and has considered whether the fees paid for such other services are compatible with maintaining the Auditors' independence.

The Audit Committee regularly meets separately with the Auditors and with Alcan's chief internal auditor, without management present, to review the results of their audits, their evaluation of internal controls, the quality of Alcan's accounting and financial reporting and other appropriate matters.

The Audit Committee has reviewed the Company's audited financial statements, has discussed them with management and has recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

The Audit Committee

L. Denis Desautels, Chairman of the Committee

William R. Loomis, Jr.

Christine Morin-Postel

Guy Saint-Pierre

Gerhard Schulmeyer

Paul M. Tellier

Proxy Circular 2004	15	Alcan Inc.

Auditors

PricewaterhouseCoopers LLP and its predecessor (Price Waterhouse) have been Alcan's Auditors since 1936.

In addition to performing the audit of Alcan's consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and its Subsidiaries.

Fees by category for each of 2002 and 2003 are:
	2002 ($000)	2003 ($000)
Audit Fees	7,338	8,942
Audit-Related Fees	390	2,201
Tax Fees	1,979	417
All Other Fees	817	0
Total	10,524	11,560

"Audit fees" include professional services for the audit of consolidated financial statements and local statutory audit work.  "Audit-related fees" include fees for financial due diligence, internal control reviews and the audit of the Company's pension benefit plans. "Tax fees" include tax compliance services and tax advisory services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the Auditors' independence and has concluded that they are. The Audit Committee adopted a procedure that prohibits the Company from engaging the Auditors for certain non-audit services as determined by the SOX.

The Company's annual audit of consolidated financial statements is approved by the Committee on an annual basis. The audit engagement letter is signed by the chairman of the Committee. All permitted Auditors' services are pre-approved by the Audit Committee through established procedures; these are limited to audit services, audit related services, tax services and other services. The Company's Auditors are only retained for tax services and other services when there are particular reasons for preferring the Auditors over other service providers. Significant audit and non-audit services are subject to specific pre-approval. Management makes regular updates to the Committee of the services rendered by the Auditors.

The Audit Committee reviews with the Auditors and Alcan's chief internal auditor the overall scope and specific plans for their audits of the Company and its Subsidiaries.

The Auditors, the Audit Committee and management maintain regular and open communication in relation to the audit of the Company's financial statements. There were no disagreements between the Auditors, the Audit Committee and Management on matters affecting the audit of the Company's financial statements.

In addition, the Auditors reviewed and discussed Alcan's unaudited 2003 quarterly financial statements and earnings releases with management and members of the Audit Committee prior to their issuance.

Proxy Circular 2004	16	Alcan Inc.

Performance Graph

The following graph compares the cumulative total Shareholder return on Can. $100 invested in Shares with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of all dividends.

Additional comparisons are provided with respect to two U.S. Dollar-based indices, the Standard & Poor's Diversified Metals & Mining Index and the Standard & Poor's Industrial Composite Index. The Board believes the comparisons with the additional indices are appropriate.

	1998	1999	2000	2001	2002	2003
Alcan Inc.	$100	$146	$129	$145	$120	$160
S&P/TSX Composite Index	$100	$132	$141	$124	$108	$137
S&P Industrial Composite Index	$100	$119	$103	$97	$73	$77
S&P Diversified Metals & Mining Index	$100	$179	$126	$118	$128	$260
All amounts are expressed in Canadian dollars.

Proxy Circular 2004	17	Alcan Inc.

Report on Executive Compensation

GENERAL

Following the Algroup Combination, the Human Resources Committee of the Board (the "Committee") conducted a comprehensive review of the way it determines the compensation of the Company's executives around the world and the effectiveness of its policies to meet the needs of the combined company. The Committee was assisted by an independent consultant in a study of other global companies based in North America and Europe. As a result of this study and the comparative data collected by the consultant, a number of modifications were made to the Company's compensation policies and programs.

The Committee concluded that for certain Executive Officers, the home country should be regarded as being of secondary importance in setting remuneration levels. Therefore, in order to ensure greater equity among these Executive Officers, compensation will be set against U.S. competitive compensation practices, irrespective of the countries in which the Executive Officers work.

The Total Direct Compensation policy, which covers base salary, annual incentives (bonus) and long-term incentives, is aligned with prevalent U.S. competitive median compensation practices. U.S. compensation data is obtained from two different compensation surveys: (1) a peer group of 14 companies which are comparable in size, are involved in cyclical industries, are capital intensive, and have a global presence and (2) a group composed of 275 large multinational companies which is representative of the general market. The use of historical data has the effect of placing the Company's compensation policy slightly below the median of U.S. compensation data.

More importantly, both the short-term and long-term incentive plans were modified to be more aligned with the Company's governing objective to maximize value over time. The details of the new incentive programs, which came into effect in 2002, are outlined hereunder.

COMPENSATION OF THE EXECUTIVE OFFICERS

Total direct compensation levels are set to reflect both the responsibility of each position (internal equity) and competitive market levels (external competitiveness). The total compensation policy is set at the median of the compensation peer group.

Base Salary

The target salary is the mid-point of a salary range for an Executive Officer and reflects the competitive level of similar positions in the compensation peer groups. Actual base salaries for Executive Officers reflect the individual's performance and contribution to the Company. Base salaries of Executive Officers are therefore reviewed annually and any proposed changes are approved by the Committee before implementation.

Short-Term (Annual) Incentive Plan

The Company's short-term incentive plan, known as the Executive Performance Award ("EPA") Plan, is administered by the Committee, and has two components, each based on a different aspect of performance: (1) the profitability of the Company as measured by Economic Value Added ("EVA" - a registered trademark of Stern Stewart & Co.) and (2) the performance of the Company relative to Environment, Health and Safety ("EHS") objectives. For each position a target award is set (expressed as "percent of target base salary") reflecting both the responsibilities of the position and the competitive compensation levels. These components are described below.

  90% of the incentive compensation opportunity of an executive is based on the overall profitability of the Company as measured against the quantifiable financial metric EVA. The incentive compensation for Executive Officers who are part of corporate head office is contingent upon performance versus the pre-established EVA target for the Company, while the incentive compensation for Executive Officers who are responsible for a business group is contingent on meeting the pre-established EVA objectives of their respective business group.

  10% of the incentive compensation opportunity of an executive is based on the achievement of the EHS objectives as measured against pre-established targets. The objectives are set by the Committee for the Company and the six business groups.

Proxy Circular 2004	18	Alcan Inc.

The overall award paid is the sum of the weighted results of each component (i.e., EVA and EHS) modified by the rating for the individual performance and contribution to the Company. The award paid may vary from zero when the results achieved are less than the minimum threshold set by the Committee, to 200% of the target award when the results achieved are at or exceed the maximum level which was set by the Committee. For 2003, the Committee approved EPA awards for Executive Officers that were generally above the target amounts, reflecting that performance was also above the target.

Under the terms of the Executive Deferred Share Unit Plan ("EDSU Plan"), Executive Officers based in Canada may elect, prior to the beginning of any particular year, to receive Executive Deferred Share Units ("EDSUs") with a value between 10% an 100% of their EPA award for that year, instead of a cash payment.

The number of EDSUs is determined by dividing the amount elected by the average share price on the Toronto and New York stock exchanges at the end of the preceding year. Additional EDSUs, which correspond to dividends declared on Shares are credited to each holder. The EDSUs are redeemable only upon termination of employment (retirement, resignation or death). The amount to be paid by the Company upon redemption will be calculated by multiplying the accumulated balance of EDSUs by the average share price on the said exchanges at the time of redemption. Under the terms of the EDSU Plan, discretionary EDSUs may be granted as determined by the Board.

Under the terms of the Non-Qualified Deferred Compensation Plan, Executive Officers based in the U.S. may elect, prior to the beginning of any particular year, to defer up to 75% of their base salary and up to 90% of their EPA for that year, instead of receiving a cash payment.

Long-Term Incentive Plan

The long-term incentive compensation value for the most senior executives is provided through (1) the Alcan Total Shareholder Return Performance Plan ("TSR Plan") and (2) the Alcan Executive Share Option Plan ("Option Plan"). In 2003, Executive Officers received half of their target long-term incentive compensation value from each of these two plans. The details for the two plans are described below.

  The Company's TSR Plan aligns the interests of executives with those of Shareholders by rewarding the former for maximizing value over time through relative Share price increases.

The TSR Plan is a cash incentive plan that provides performance awards to eligible employees based on the Company's Share price and cumulative dividend yield performance relative to the performance of the companies included in the S&P Industrial Composite Index over a three-year period (the "Performance Period").

The award amount, if any, is based on the Company's relative Total Shareholder Return performance, as defined in the TSR Plan, and ranking of the Company against the other companies in the S&P Industrial Composite Index at the end of the Performance Period. If the Company's Total Shareholder Return performance ranks below the 30th percentile, the employee will not receive any award for that Performance Period. At the 30th percentile rank, the employee will be paid an award equal to 60% of the target for that Performance Period. At the 50th percentile rank, the employee will earn a payout of 100% of the target, and at or above the 75th percentile rank, the employee will earn a payout of 300% (i.e. the maximum payout). The actual amount of award (if any) will be prorated between the percentile rankings. In 2003, a total target cash award of $15,248,400 was granted to 85 key employees around the world. The amount of the award is expensed throughout the three-year period through an accounting accrual. For more details on the target cash performance awarded, see page 26.

Under the terms of the EDSU Plan, Executive Officers based in Canada may elect, at least 12 months prior to the end of the Performance Period, to receive EDSUs with a value between 10% and 100% of their Total Shareholder Performance award for that Performance Period, instead of a cash payment. See above for a description of the EDSU Plan.The Option Plan also encourages key employees to align their interests with those of Shareholders by providing an incentive to further the Company's growth and development and assists in retaining and attracting executives critical to the success of the Company.

Proxy Circular 2004	19	Alcan Inc.

  The Option Plan also encourages key employees to align their interests with those of Shareholders by providing an incentive to further the Company's growth and development and assists in retaining and attracting executives critical to the success of the Company.

The Option Plan provides for the granting of Options to key employees of the Company and its Subsidiaries to purchase Common Shares. The Committee, which administers the Option Plan, may determine at its sole discretion which employees of the Company and its Subsidiaries are eligible to be granted Options. The exercise price per Option is set at 100% of the market value of the Share at time of grant with each Option exercisable in whole or in part over a 10-year period. For more details on the different Options granted, see pages 23 and 24.

Certain Executive Officers participated in the Alcan Stock Price Appreciation Unit Plan ("SPAU Plan") instead of the Option Plan due to certain local conditions of their country of residence (see description on page 26).

Alcan received a shareholder proposal from the Carpenters' Local 27 Pension Trust Fund relating to long-term incentive compensation and the utilization of restricted shares in place of Options. The proposal was withdrawn upon mutual agreement that the subject of the proposal be submitted to the Committee for consideration.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The CEO's annual compensation is administered by the Board, based on recommendations from the Committee according to the policies described above. Mr. Engen became CEO on 12 March 2001. Mr. Engen entered into a five-year employment agreement, which can be renewed annually thereafter. The Board of Directors initially set his compensation on a competitive level with other U.S. chief executive officers of global companies of similar size and also provided Mr. Engen with a comparable level of compensation to that received from his previous employer. Since then, his compensation has reflected developments in the compensation offered by comparable U.S. companies. Decisions pertaining to the CEO's compensation are based on the Board evaluation of the CEO's performance against pre-determined financial and strategic objectives which are consistent with the performance metrics of the EPA (see page 20). These objectives are set and approved annually at the beginning of the year.

Given the quality of the leadership provided as well as the progress made on the strategic direction of the Company, the Committee recommended to the Board to set the CEO's Total Direct Compensation (base salary, target annual incentives and target long-term incentives) at the 75th percentile of the U.S. market without considering the larger scope of the Company following the Pechiney Combination. The profitability objective as measured by EVA was surpassed in spite of challenging economic conditions. Furthermore, excellent progress was made on the strategic objectives which were established for 2003. The overall outstanding performance was reflected in establishing the compensation of the CEO.

In 2003, Mr. Engen's base salary was maintained at $1,300,000 per year but was increased to $1,350,000 for 2004. An annual EPA award based on an established target and on performance objectives will be paid. For 2003, the target was 100% of the base salary and this target will remain for 2004. The actual amount paid was $2,008,100 given that the 2003 results exceeded the pre-established performance objectives.

Mr. Engen received 312,000 C Options (see page 23) as part of his annual compensation. These Options were granted on 24 September 2003 at an exercise price of Can. $52.64 per Share. These Options will remain outstanding and exercisable for the full 10-year period. He also received a TSR Plan target cash award of $4,350,000 payable at the end of the three-year Performance Period (30 September 2006) under the terms and conditions of the TSR Plan (see page 26).

Mr. Engen's employment agreement provides for a retirement adjustment program under which he will be entitled to the same level of retirement benefits he would have received had he remained employed with his previous employer. Under this program, the monthly pension is calculated by multiplying $6,432 by the number of years of service from 1 April 2001 for a maximum of five years.

The portion of Mr. Engen's compensation attributable to services rendered in Canada and France is adjusted so that his net income after taxes is the same as it would have been in the United States.

Mr. Engen is a director of the Pechiney board. He receives no additional fees in relation to such function.

Mr. Engen is eligible for a termination payment in the event his employment is terminated by the Company without cause or by him for defined reasons. Mr. Engen would receive an amount equal to three times the sum of his highest annualized base salary and target bonus. Mr. Engen would also be entitled to the acceleration of vesting of all Options and would be entitled to continuation of employee benefits and additional service credits to total five years.

Proxy Circular 2004	20	Alcan Inc.

In addition, Mr. Engen and the Company have entered into a change of control agreement which is effective upon the occurrence of two events: (1) a change of control of the Company, and (2) the termination of employment either by the Company without cause or by him for defined reasons. In such cases, Mr. Engen would be entitled to an amount equal to 36 times the sum of his (a) monthly base salary on the date of termination, (b) EPA guideline amount in effect at the date of termination, and (c) other applicable incentive plan guideline amounts at the date of termination.

APPROVAL OF THIS REPORT ON EXECUTIVE

COMPENSATION

The Committee, whose members are set forth below, has approved the issue of this Report and its inclusion in this Circular.

J.E. Newall, Chairman of the Committee

Roland Berger

L. Denis Desautels

Guy Saint-Pierre

Proxy Circular 2004	21	Alcan Inc.

Executive Officers' Compensation

The following table sets out the compensation for the CEO and the four other most highly compensated Executive Officers (collectively, the "Named Executive Officers") for the year ended 31 December 2003 and each of the two preceding years.
Summary Compensation Table
Name and Principal Position	Year	Annual Compensation					Long-term Compensation (1)				All Other Compensation (3) ($)
							Awards
		Salary ($)	Bonus (Executive Performance Award) (2) ($)		Other Annual Compensation (3) ($)		Shares Under Options Granted (4) (#)		Restricted Share Units (5) (6) (#)
Travis Engen President and Chief Executive Officer	2003 2002 2001	1,300,000 1,225,000 968,182	2,008,100 1,605,000 1,200,000	(7)	1,272,151 17,592 46,990	(8) (10)	312,000 353,000 579,000	(9) (9) (9)(11)	0 0 0		77,411 52,217 29,565	(10)
Richard B. Evans Executive Vice President	2003 2002 2001	600,000 575,000 520,000	210,704 297,500 125,770	(12) (15)	440,907 520,000 643,954	(8)	69,600 10,000 84,900 0	(9) (14) (9)	18,067 8,337 75,000 2,899	(12) (15) (16) (17)	65,061 13,160 31,208	(13)
Brian W. Sturgell Executive Vice President	2003 2002 2001	600,000 575,000 465,000	561,845 595,000 153,975		254,115 219,182 26,007	(8)	69,600 84,900 75,000	(9) (9) (9)	7,175 0 2,899	(18) (17)	29,679 56,055 29,677	(10)
Geoffery E. Merszei Executive Vice President and Chief Financial Officer	2003 2002 2001	522,500 485,000 158,333	627,032 490,000 150,000		77,921 238,891 57,213	(8)	49,500 62,700 180,000	(9) (9)	0 0 0		57,233 19,502 263,518	(13) (19)
Cynthia Carroll Senior Vice President and President, Primary Metal	2003 2002 2001	455,000 425,000 350,000	556,138 751,433 152,270		427,335 48,667 46,915	(8)	44,700 48,700 20,100	(9) (9)	0 0 0		56,285 11,442 8,379	(13)

(1)	There are no long-term compensation payouts.
(2)	See page 18 for description of the Executive Performance Award Plan.
(3)	See Other Compensation on page 23 .
(4)	See page 23 for description of the Alcan Executive Share Option Plan.
(5)	See page 19 for description of the Executive Deferred Share Unit Plan.
(6)	See page 26 for description of the Stock Price Appreciation Unit Plan.
(7)	See Compensation of Chief Executive Officer on page 20.
(8)

Tax equalization, a tax adjustment so that net income after taxes is not less than it would have been in the U.S.: T. Engen $1,141,894, R. B. Evans $411,458, B. W. Sturgell $219,155, G. E. Merszei $47,745 and C. Carroll $399,008.

(9)	Granted as C Options (see page 23 for description).
(10)	Company matching payments in excess of U.S. savings plan earnings limit: T. Engen $46,125 and B. W. Sturgell $16,875.
(11)	At the time of exercise of these Options, an adjustment of Can. $3.52 per Share will be paid in the form of Deferred Share Units.
(12)

Received 30% of the EPA in cash ($210,704) and 70% in the form of 16,547 Deferred Share Units, based on the Share price ($29.71) at the end of 2002. Received also 1,520 discretionary Deferred Share Units to replace the retiring allowance amount of $38,700.

(13)	Received a payment to compensate for a reduction in the salary expressed in Canadian dollars due to the stronger Canadian dollar: R. B. Evans $43,303, G. E. Merszei $43,303 and C. Carroll $43,303.
(14)	Grant of D Options became effective (see page 23 for description).
(15)	Received 50% of the EPA in cash ($297,500) and 50% in the form of 8,337 Deferred Share Units, based on the Share price ($35.68) at the end of 2001.
(16)	Granted as Stock Price Appreciation Units.
(17)	Granted as Deferred Share Units, based on the Share price ($34.50) at the end of 2000.
(18)	Granted as restricted share units in recognition to his contribution in the Pechiney Combination.
(19)	Includes $232,858 of bonus compensation he would have received had he remained with his previous employer.

Proxy Circular 2004	22	Alcan Inc.

EXECUTIVE PERFORMANCE AWARD

The Executive Performance Award Plan and the related Executive Deferred Share Unit Plan are described on pages 18 and 19.

OTHER COMPENSATION

Compensation benefits made available to senior employees under various plans included those under (a) the Executive Performance Award Plan mentioned above, (b) the Alcan Executive Share Option Plan described below, (c) the Stock Price Appreciation Unit Plan described on pages 19 and 26, (d) the TSR Plan described below, (e) retirement benefit plans, (f) life insurance plans, (g) savings plans, (h) plans for the use of automobiles, (i) plans for professional financial advice and for club membership fees, and (j) in applicable cases, expatriate benefits, tax equalization payments and housing assistance.

ALCAN EXECUTIVE SHARE OPTION PLAN

The Option Plan provides for the granting to senior employees of non-transferable options ("Options") to purchase Shares (see also Report on Executive Compensation - Compensation of the Executive Officers on page 20). The Option Plan is administered by the Human Resources Committee.

A Options

Prior to 22 April 1993, the Option Plan provided for the granting of Options referred to as "A Options". Each A Option was exercisable in whole or in part during a period commencing not less than three months after the effective date of the grant and ending no later than ten years after that date. Alcan made loans to assist in financing the purchase of Shares through the exercise of A Options. The interest rate is currently nil on all outstanding option loans. The loans have terms of up to 9¾ years. As at September 2002, all A Options had been exercised or had expired but certain loans under the A Options are outstanding (see Table of Indebtedness of Executive Officer under Option Plan on page 30).

B Options

Beginning on 22 April 1993, the Option Plan provides for Options hereinafter referred to as "B Options".

The exercise price per Share under B Options is set at not less than 100% of the market value of the Share on the effective date of the grant of each B Option. The effective date is fixed at the time of the grant. Each B Option is exercisable (not less than three months after the effective date) in respect of 25%, 50%, 75% or 100% of the grant after a Waiting Period (as defined in the Option Plan) of 12, 24, 36 and 48 months, respectively, following the effective date. The Options expire 10 years after the effective date; in the event of retirement or death of the employee, any remainder of this 10-year period in excess of five years is reduced to five years.

C Options

Beginning on 23 September 1998, the Option Plan provides for Options hereinafter referred to as "C Options".

The exercise price per Share under C Options is set at not less than 100% of the market value of the Share on the effective date of the grant of each C Option. The effective date is fixed at the time of the grant. Each C Option is exercisable (not less than three months after the effective date) in respect of one-third of the grant when the market value of the Share has increased by 20% over the exercise price, two-thirds of the grant when the market value of the Share has so increased by 40% and the entire amount of the grant when the market value of the Share has so increased by 60%. The said market values must exceed those thresholds for at least 21 consecutive trading days. The said thresholds are waived 12 months prior to the expiry date, which is 10 years after the effective date. In the event of death or retirement, any remainder of this 10-year period in excess of five years is reduced to five years, and the said thresholds are waived.

D Options

In respect of B and C Options granted to certain senior executives in 1996, 1997 and 1998, Alcan has granted further Options, hereinafter referred to as "D Options", which grant shall become effective upon the exercise of associated B or C Options and upon the executive placing at least one-half of the Shares resulting from the exercise of the B or C Option, as the case may be, in trust with an agency named by Alcan for a minimum period of five years. The exercise price per Share of each D Option is set at not less than 100% of the market value of the Share on the exercise date of the associated B or C Options.

Proxy Circular 2004	23	Alcan Inc.

D Options are exercisable in the same manner as the associated B or C Option. The option period for the D Option will terminate on the same date as the associated B or C Options. In the event of death or retirement, any remainder of this Option period in excess of five years is reduced to five years. The vesting provisions of the D Options are identical to those of the associated B or C Option.

E Options

Options granted under the share option plan of Algroup, a Subsidiary of Alcan as a result of the Algroup Combination, were converted into Options for Shares of Alcan. These Options are hereinafter referred to as "E Options". The exercise price per Share was originally set at 110% of market price and the right to purchase one share of Algroup was converted into the right to purchase 21.66 Shares of Alcan. Each E Option is exercisable in whole or in part during a period commencing not less than three years after the date of grant and ending not later than five years after that date. In the event of death or disability, the three year waiting period is waived. As this was a transitional measure related to the Algroup Combination, no further E Options will be granted.

F Options

Certain options granted under the stock option plans of Pechiney, a Subsidiary of Alcan after the Pechiney Combination, are exercisable for Shares or exchangeable into options for Shares in accordance with liquidity agreements signed with the holders thereof. There are 11 series of Pechiney options, several without current value. On 31 December 2003, the total number of Shares that may eventually be issued in respect of Pechiney options is 3,888,607. These options are hereinafter referred to as "F Options". As this was a transitional measure related to the Pechiney Combination, no further F Options will be granted.

Limits on Grants of Options

Alcan may issue in any year Options in respect of a Yearly Allotment, as defined in the Option Plan, in aggregate not exceeding 0.75% of the Shares outstanding as at the end of the previous calendar year. In addition, the unused portion of any previous Yearly Allotment may be carried forward. The maximum cumulative number of Shares which can be issued under the Option Plan after 31 December 1995 is 20,500,000.

Proxy Circular 2004	24	Alcan Inc.

The following table provides information pertaining to Options granted to the Named Executive Officers during 2003:

Option Grants during 2003

Name	Shares Under Options Granted (#)		Percent of Total Options Granted to Employees in 2003	Exercise Price and Market Value on Date of Grant (Can. $/Share)	Expiration Date
T. Engen	312,000	(1) (2)	19.4	52.64	23 September 2013
R. B. Evans	69,600 10,000	(1) (2) (3)	4.9	52.64 42.70	23 September 2013 4 October 2008
B. W. Sturgell	69,600	(1) (2)	4.3	52.64	23 September 2013
G. E. Merszei	49,500	(1) (2)	3.1	52.64	23 September 2013
C. Carroll	44,700	(1) (2)	2.8	52.64	23 September 2013

(1) Date of grant: 24 September 2003.

(2) C Option grant.

(3) 10,000 C Options granted on 5 October 1998 were exercised on 31 January 2003 and the associated D Option grant became effective (see D Options on page 23).

The following table summarizes, for each of the Named Executive Officers, (a) the number of Shares acquired by Options exercised during 2003, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying Shares on the exercise date and the exercise price of the Option, (c) the total number of Shares underlying unexercised Options held at 31 December 2003 and (d) the aggregate value of unexercised in-the-money Options at 31 December 2003, which is the difference between the exercise price of the Options and the market value of the Shares on 31 December 2003, which was Can. $60.55 per Share. The aggregate values indicated with respect to unexercised in-the-money Options at financial year-end have not been, and may never be, realized. These Options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There can be no assurance that these values will be realized.

Aggregated Option Exercises during 2003 and Year-End Option Values
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized (Can. $)	Shares Underlying Unexercised Options at 31 Dec. 2003 (1) (#)		Value of Unexercised In-the-Money Options at 31 Dec. 2003 (1) (Can. $)
T. Engen	0	0	E: U:	193,000 1,051,000	E: U:	231,600 2,931,120
R. B. Evans	10,000	80,000	E: U:	159,934 121,566	E: U:	2,793,580 1,525,373
B. W. Sturgell	1,000	25,430	E: U:	167,450 158,600	E: U:	2,925,825 2,014,614
G. E. Merszei	0	0	E: U:	145,134 147,066	E: U:	1,721,488 1,601,028
C. Carroll	750	18,401	E: U:	87,383 79,833	E: U:	1,586,427 971,185

(1) E: Exercisable U: Unexercisable

Proxy Circular 2004	25	Alcan Inc.

ALCAN STOCK PRICE APPRECIATION UNIT PLAN

The Alcan Stock Price Appreciation Unit Plan ("SPAU Plan") also provides for the granting to senior employees of non-transferable Stock Price Appreciation Units ("SPAU"). The purpose of the SPAU Plan is to attract and retain employees and to encourage an increased proprietary interest in the Company. The SPAU Plan is administered by the Human Resources Committee and was approved on 26 September 2001.

A SPAU is a right to receive cash in an amount equal to the excess of the market value of a Share on the date of exercise of a SPAU over the market value of a Share as of the date of grant of such SPAU. SPAUs may be exercised in the same manner as C Options (see page 23).

Grants are made under the SPAU Plan instead of under the Option Plan due to certain local conditions of countries of the employees' residence.

TOTAL SHAREHOLDER RETURN PERFORMANCE PLAN

The TSR Plan, described on page 19, is a cash incentive plan that provides performance awards to eligible employees based on the Company's Share price and cumulative dividend yield performance relative to the performance of the companies included in the S&P Industrial Composite Index over a three-year period.

The following table summarizes target cash performance award incentives under the TSR Plan for each of the Named Executive Officers.

TSR Plan Awards during 2003

Name	Securities, Units or other Rights (#) (1)	Performance Period	Estimated Future Payouts
			Threshold ($)	Target ($)	Maximum ($)
T. Engen	0	1 Oct. 2003 __ 30 Sept. 2006	0	4,350,000	13,050,000
R. B. Evans	0	1 Oct. 2003 __ 30 Sept. 2006	0	970,500	2,911,500
B. W. Sturgell	0	1 Oct. 2003 __ 30 Sept. 2006	0	970,500	2,911,500
G. E. Merszei	0	1 Oct. 2003 __ 30 Sept. 2006	0	688,000	2,064,000
C. Carroll	0	1 Oct. 2003 __ 30 Sept. 2006	0	621,500	1,864,500

(1) The TSR Plan provides for a grant of a target cash award - no securities, units or other rights were awarded.
Proxy Circular 2004	26	Alcan Inc.

RETIREMENT BENEFITS

U.S. Plan

During 2003, C. Carroll, R.B. Evans and B.W. Sturgell participated in an Alcan-sponsored pension plan in the U.S. which, together with supplemental arrangements for payment directly by Alcan of pensions in excess of statutory limits, is herein referred to as the "U.S. Plan".

The U.S. Plan provides for pensions calculated on service of up to 35 years and eligible earnings which consist of the average annual salary and EPA up to its guideline amount during the 36 consecutive months when they were the greatest. Eligible earnings are subject to a maximum, which was set with reference to the position of each Named Executive Officer at 31 December 2001.

The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 to persons in the indicated earnings and service classifications.

Pension Plan Table
Eligible Earnings	Years of Service
	10	15	20	25	30	35
$500,000	17%	25%	34%	42%	50%	59%
$600,000 __ $1,100,000	17%	25%	34%	42%	51%	59%
$1,200,000 __ $2,000,000	17%	26%	34%	43%	51%	60%

The normal form of payment of pensions is a lifetime annuity with either a guaranteed minimum of 60 monthly payments or a 50% lifetime pension to the surviving spouse.

The 2003 eligible earnings and estimated service upon normal retirement age of 65 were as follows: C. Carroll, $578,000 and 33 years; R.B. Evans, $898,000 and 16 years; B.W. Sturgell, $901,000 and 26 years.

Pension Plan for Officers

The three aforementioned Named Executive Officers also participated in the Alcan Pension Plan for Officers.

Participants are designated by the Human Resources Committee. This plan provides for pensions calculated on service up to 20 years as an Officer and eligible earnings which consist of the excess of the average annual salary and EPA at its guideline level during the 60 consecutive months when they were the greatest over eligible earnings in the U.S. Plan. The following table shows the percentage of eligible earnings, payable upon normal retirement age after 60 according to years of service as Officer.

Years as Officer
5	10	15	20
15%	30%	40%	50%

The normal form of payment of pensions is a lifetime annuity. Pensions are not subject to any deduction for social security or other offset amounts.

The 2003 salary and EPA at its guideline amount and estimated service as an Officer upon retirement age of 65 were as follows: C. Carroll, $796,000 and 24 years; R.B. Evans, $1,054,000 and 16 years, B.W. Sturgell, $1,054,000 and 18 years.

Individual Pension Undertakings

During 2003, G. E. Merszei participated in the Alcan Pension Plan (Canada) which provides for annual pensions up to a statutory limit of $1,500 per year of service. In addition, he will receive from the Company a supplemental pension equal to the excess of a base amount, varying from $267,000 per year at a retirement age of 55 to $483,000 at a retirement age of 65, over the sum of his pension from the Alcan Pension Plan (Canada) and the pension equivalent of the lump sum settlement of his pension rights from his previous employer.

Mr. Engen does not participate in any of the pension plans sponsored by the Company. (See Compensation of the Chief Executive Officer on page 20)

Proxy Circular 2004	27	Alcan Inc.

Employment Agreements

On 31 December 2001, Alcan entered into employment agreements with certain Named Executive Officers including C. Carroll, R. B. Evans and B.W. Sturgell, setting out the terms and conditions of their employment. Each of these Named Executive Officers is entitled to base salary, annual bonus, Option grants, awards under the TSR Plan, pension plan participation and customary perquisites, as described herein. The portion of the Named Executive Officers' compensation attributable to services rendered in Canada is adjusted so that their income after taxes is the same as it would have been in the United States. They are also eligible for a termination payment equal to 24 months of their base salary and EPA at the guideline amount if they are terminated without cause.

Mr. Merszei entered into an employment agreement with Alcan on 13 June 2001. The terms of his employment agreement are similar to those of the other above Named Executive Officers. Upon joining Alcan, Mr. Merszei received Options for 80,000 Shares to compensate him for leaving his previous employer and Options for 50,000 Shares as an employment incentive.

These Options will vest at the rate of 33.33% per year over a three-year period. In addition, Mr. Merszei will be entitled to receive 15,000 Shares on the third anniversary date of employment with Alcan.

Mr. Merszei is also a director of the Pechiney board. He receives no additional fees in relation to such function.

During 2002, the Company renewed change of control agreements with certain Executive Officers, including the Named Executive Officers. These agreements expire on 30 April 2005. The terms of change of control agreements are effective upon the occurrence of two events: (1) a change of control of the Company, and (2) the termination of the Executive Officer's employment with the Company either by the Company without cause or by the Executive Officer himself for defined reasons. In such cases, the Executive Officer will be entitled, depending on the individual in question, to an amount equal to either 24 or 36 months of their base salary and EPA at the guideline amount and other applicable incentive plan guideline amounts.

For information relating to Mr. Engen, see Compensation of the Chief Executive Officer on page 20.

Directors' Compensation

On 1 April 2003, the compensation of Non-Executive Directors was increased by $15,000 per annum, to align Directors' compensation levels with prevalent U.S. compensation practices. Each Non-Executive Director is presently entitled to receive compensation equal to $115,000 per annum, payable quarterly, regardless of membership on Committees of the Board. The Chairman is entitled to receive compensation equal to $250,000 per annum, payable quarterly. 50% of Directors' compensation is required to be paid in the form of Director's Deferred Share Units ("DDSUs") (see below) and 50% in the form of either cash or additional DDSUs at the election of each Non-Executive Director.

Because at least half of the Non-Executive Directors' compensation is paid in DDSUs, they are not required to own a specific amount of the Company's Shares. DDSUs are the economic equivalent of Shares. The majority of Non-Executive Directors have elected to receive all their compensation in DDSUs. A Director cannot redeem the accumulated DDSUs until he or she ceases to be a member of the Board.

The Board believes that compensation in the form of DDSUs together with the requirement for Non-Executive Directors to retain all DDSUs until retirement ensure an alignment of the interests of the Non-Executive Directors with those of Shareholders.

The number of DDSUs to be credited each quarter is determined by dividing the quarterly amount payable by the average price of a Share on the Toronto and New York stock exchanges on the last five trading days of the quarter. Additional DDSUs are credited to each Non-Executive Director corresponding to dividends declared on Shares. The DDSUs are redeemable only upon termination (retirement, resignation or death). The amount to be paid by Alcan upon redemption will be calculated by multiplying the accumulated balance of DDSUs by the average price of a Share on the said exchanges at the time of redemption.

Non-Executive Directors may invest all or part of the cash portion of their fees (if applicable) in Shares through the Share Investment Plan for Directors. This plan is similar to the Share Investment Plan available to all Alcan Shareholders.

Proxy Circular 2004	28	Alcan Inc.

It allows for purchases of Shares up to a maximum of $15,000 per quarter year and for dividends to be invested in additional Shares. The Shares are purchased and held by a custodian.

Non-Executive Directors are not granted Share options. No current Directors have sold any Shares in the past two years.

Non-Executive Directors are reimbursed for transportation and other expenses incurred in attending Board and Committee meetings.

Non-Executive Directors who are not Canadian residents are entitled to paid tax advice. During 2003, Gerhard Schulmeyer was reimbursed $1,725 for this purpose.

An employee of Alcan who is a Director is not entitled to receive fees for serving on the Board.

The following table sets out the individual election of each Non-Executive Director in relation to their compensation.

Name	Portion of fees in Directors' Deferred Share Unit Plan	Portion of fees in Share Investment Plan for Directors	Portion of fees in cash
Roland Berger	50%	-	50%
L. Denis Desautels	50%	12.5%	37.5%
L. Yves Fortier	100%	-	-
Jean-Paul Jacamon	50%	-	50%
William R. Loomis	100%	-	-
Yves Mansion	100%	-	-
Christine Morin-Postel	100%	-	-
J.E. Newall	100%	-	-
Guy Saint-Pierre	50%	50%	-
Gerhard Schulmeyer	50%	$1,250 per quarter	balance
Paul M. Tellier	100%	-	-
Milton K. Wong	100%	-	-

Indebtedness of Directors and Officers

Non-Executive Directors and former Non-Executive Directors are not indebted to Alcan.

The required details with regard to loans given to officers in connection with the exercise of A Options ("Option Loans") is shown in the following table.

The aggregate indebtedness of 30 officers and employees and former officers and employees of Alcan and its Subsidiaries (including the Named Executive Officers) to Alcan in respect of Option Loans at 3 March 2004 was $983,304. The largest Option Loan outstanding on that date was $94,878.

No further Option Loans will be given to officers under the Option Plan.

As of 3 March 2004, there was no outstanding indebtedness (other than "routine indebtedness" as defined under applicable Canadian securities laws) of officers, directors and employees and former officers, directors and employees of the Company and its Subsidiaries.

Proxy Circular 2004	29	Alcan Inc.

Table of Indebtedness of Executive Officers under Option Plan
Name and Principal Position	Involvement of Alcan	Largest Amount Outstanding During 2003 ($)	Amount Outstanding as at 3 March 2004 ($)	Financially Assisted Share Purchases During 2003 (1) (#)	Security for Indebtedness
G. Ouellet Senior Vice President	Lender	45,868	44,316	0	(2)
G. R. Lucas Vice President and Treasurer	Lender	33,255	31,728	0	(2)

(1)	In respect of A Options only.
(2)	Security for the indebtedness is provided by the deposit of the certificates representing the relevant Shares with CIBC Mellon, as trustee, which holds the certificates registered in its name until full repayment of the particular Option Loan has been made to Alcan.

Directors' and Officers'

Liability Insurance

Alcan carries insurance covering liability, including defence costs, of directors and officers of Alcan and its Subsidiaries, incurred as a result of their acting as such, except in the case of failure to act honestly and in good faith. The policy provides coverage against certain risks in situations where Alcan may be prohibited by law from indemnifying the directors or officers. The policy also reimburses Alcan for certain indemnity payments made by Alcan to such director or officer, subject to a $10 million deductible in respect of each insured loss.

The premium paid by Alcan for coverage in 2003 was $1,086,900 and the limit of insurance is $160 million per occurrence and in the aggregate per year.

Approval of the Board of Directors The Board of Directors has approved the contents of this Circular and its sending to Shareholders. Roy Millington Corporate Secretary

Proxy Circular 2004	30	Alcan Inc.